UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

DYNAVAX TECHNOLOGIES CORPORATION

(Name of Subject Company (Issuer))

SAMBA MERGER SUB, INC.

GENZYME CORPORATION

SANOFI

(Names of Filing Persons — Offerors)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

268158201

(Cusip Number of Class of Securities)

Roy Papatheodorou

Executive Vice President, General Counsel, Head of Legal Ethics & Business Integrity

Sanofi

46, avenue de la Grande Armée, 75017

Paris, France

Telephone: 011 + 33 1 53 77 40 00

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Michael J. Aiello, Esq.

Sachin Kohli, Esq.

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, New York 10153

(212) 310-8000

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: 317,591.09	Filing Party: Sanofi and Samba Merger Sub, Inc.
Form or Registration No.: Schedule TO-T (File No. 005-80035)	Date Filed: January 12, 2026

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by (i) Samba Merger Sub, Inc., a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of SANOFI, a French société anonyme (“Parent”) and (ii) Parent on January 12, 2026 (together with any amendments or supplements thereto, including this Amendment, the “Schedule TO”), relating to the offer by Purchaser to purchase any and all of the issued and outstanding Shares of the Company for $15.50 per Share in cash, without interest, subject to any applicable withholding taxes, upon the terms and subject to the conditions set forth in that certain Offer to Purchase dated January 12, 2026 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal,” which, together with the Offer to Purchase, constitutes the “Offer”). The Offer to Purchase and the Letter of Transmittal are annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

All information set forth in the Offer to Purchase, including Schedule I thereto, is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO and is supplemented by the information specifically provided in this Amendment, except as otherwise set forth below. This Amendment should be read together with the Schedule TO. Capitalized terms used and not otherwise defined in this Amendment have the meanings given to such terms in the Offer to Purchase.

Items 1 through 9 and Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

(1)	Section (a) of Item 2 is deleted in its entirety and replaced with the following paragraph:

“The name of the subject company and the issuer of the securities to which this Schedule TO relates is Dynavax Technologies Corporation, a Delaware corporation. The address of the Company’s principal executive offices is 2100 Powell Street, Suite 720, Emeryville, California 94608, and the telephone number of its principal executive offices is (510) 848-5100.”

(2)

The second paragraph of the subsection entitled “Antitrust Compliance” in Section 16 – “Certain Legal Matters; Regulatory Approvals” is amended and supplemented by deleting the second paragraph and adding the following paragraph:

“Under the HSR Act, the purchase of Shares may not be completed until the expiration of a 15-calendar day waiting period following the filing of certain required information and documentary material concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. The waiting period under the HSR Act expired, effective January 27, 2026 at 11:59 p.m. Eastern Time. Accordingly, the condition to the Offer requiring that the waiting period (or any extension thereof) applicable to the Offer and the Merger under the HSR Act shall have expired or been terminated has been satisfied.”

(3)	The subsection entitled “Germany Merger Control Compliance” in Section 16 – “Certain Legal Matters; Regulatory Approvals” is deleted and is amended and supplemented by adding the following paragraph:

“Under part I chapter VII of the Act against Restraints of Competition (“ARC”), certain acquisitions, including the Purchaser’s purchase of Shares pursuant to the Offer, may not be consummated until certain information has been furnished for review by the Federal Cartel Office (“FCO”) and either the FCO has declared clearance of the transaction or certain waiting periods have expired. The parties submitted a notification to the FCO on January 5, 2026. German merger control clearance was received on January 14, 2026.”

(4)	Section 16 — “Certain Legal Matters; Regulatory Approvals” is hereby amended and supplemented by adding the following to the end of such Section after the subsection captioned “State Takeover Laws”:

“As of January 28, 2026, one complaint was filed in federal court and two complaints were filed in state court by purported stockholders of the Company regarding the Transactions (the “Actions”). The complaint filed on January 14, 2026 in the United States District Court for the Northern District of Illinois is captioned Govind Varshney v. Dynavax Technologies Corporation, et al., Case No. 1:26-cv-00417 (the “Federal Complaint”). The complaint filed on January 15, 2026 in the Supreme Court of the State of New York is captioned Eric Brady v. Dynavax Technologies Corporation, et al., Case No. 650293/2026 (the “Brady Complaint”). The complaint filed on January 16, 2026 in the Supreme Court of the State of New York is captioned Michael Clark v. Dynavax Technologies Corporation, et al., Case No. 650310/2026 (together with the Brady Complaint, the “State Court Complaints,” and collectively with the Federal Complaint, the “Complaints”). The Complaints name as defendants the Company and each member of the Company Board (collectively, “Defendants”). The Federal Complaint alleges violations of Section 14(d) and Section 14(e) of the Exchange Act, as well as Rule 14d-9 promulgated thereunder, against all Defendants. The State Court Complaints allege claims for negligence and negligent misrepresentation and concealment under New York Common Law against all Defendants. The Complaints seek, among other relief, (i) injunctive relief preventing the consummation of the Transactions; (ii) rescission and/or rescissory damages in the event the Transactions are consummated; (iii) an award of plaintiff’s expenses and attorneys’ fees; and (iv) disclosure of certain information requested by the plaintiff. The Defendants intend to vigorously defend these actions.

As of January 28, 2026, the Company had also received sixteen stockholder demand letters (the “Demands”) which generally seek that certain allegedly omitted information in the Schedule 14D-9 be disclosed, and one books and records demand pursuant to 8 Del. C. § 220 seeking books and records related to the Transactions.

Additional lawsuits or demand letters may be filed against or received by the Company, the Company Board, the Parent and/or Purchaser in connection with the Transactions, the Schedule TO and the Schedule 14D-9. If additional similar complaints are filed or demand letters received, absent new or different allegations that are material, the Company and the Parent will not necessarily announce such additional filings.”

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 28, 2026

SAMBA MERGER SUB, INC.

By:	/s/ François-Xavier Dazogbo
Name: François-Xavier Dazogbo
Title: President

GENZYME CORPORATION

By:	/s/ Jamie Haney
Name: Jamie Haney
Title: Vice President and General Counsel

SANOFI

By:	/s/ Roy Papatheodorou
Name: Roy Papatheodorou
Title: Executive Vice President, General Counsel